

May 3, 2010

<u>**Via Facsimile and U.S. Mail**</u>
Ms. Jennifer L. Good
President & Chief Executive Officer
Penwest Pharmaceuticals, Co.
39 Old Ridgebury Road, Suite 11
Danbury, CT
06810-5120

       Re: **Penwest Pharmaceuticals Co.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 23, 2010
              Soliciting Materials filed on Schedule 14A
              Filed April 23, 2010
              File No. 1-34267

Dear Ms. Good:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1.   Please revise to indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).

"Who is soliciting proxies…," page 6

2.   It appears that you intend to solicit proxies by mail, telegraph, facsimile, email, messenger, press release, advertisement, web postings and personally. Please be advised that <u>all</u> written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

3.   Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

Certain Matters Relating to This Year's Election, page 8

4.   You disclose the nominating and governance committee, among other things, compared the candidates proposed by the dissidents and concluded that it "would be in the best interest of the shareholders to…nominate Dr. Bianchi, Mr. Freiman and Ms. Good for election…" Please provide support for the conclusion of the committee by disclosing the attributes the committee compared and the basis for their conclusion that only the nominees proposed by the company would be in the best interest of shareholders if elected.

Class I Nominees, page 8

5.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following:

*   "Dr. Bianchi has substantial experience in the pharmaceutical industry and, in particular, *experience and expertise with respect to the development and commercialization of pharmaceuticals*…"(emphasis added);

*   "[Dr. Bianchi] provides …extensive contacts for the Company in its business development efforts…"; and,

*   "Ms. Good also has a strong financial background and experience in raising capital and in business development…"

Where the basis of support is other documents such as reports and articles, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Soliciting Materials filed April 23, 2010

6. Please refer to our prior comment. Please provide further support for the assertion that the Company has experienced growth in its drug delivery business.

7. We note disclosure regarding the goals of the Company, inclusive of the goal of forging strategic relationships and business partnerships. Reference is also made to the disruption the dissidents' proxy contest will have on the ability of the company to enter into new relationships. In future filings, please clarify the existence of any plans to form such new relationships, if any, and the form of new relationships or partnerships being planned by the Board (i.e. is the Board pursuing acquisition and/or other extraordinary transactions?)

8. In future filings, please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation. In this regard, we note on page 3, statements that the dissidents intend to take "full control" of the company and are engaging in the proxy contest to avoid "paying a control premium…" Similarly, we note the statement that election of the dissident slate "will reward their disregard for the interests of all shareholders…"

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757.   You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Stuart M. Falber, Esq.
                       WilmerHale
                       (617) 526-5000